As filed with the Securities and Exchange Commission on January 27, 2023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Avantax, Inc.

(Name of Subject Company (Issuer))

Avantax, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
095229100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Tabitha Bailey
Chief Legal Officer and Corporate Secretary
Avantax, Inc.
3200 Olympus Blvd, Suite 100
Dallas, Texas 75019
Tel: (972) 870-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Beth E. Berg
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-7443

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           Third-party tender offer subject to Rule 14d-1.

☒           Issuer tender offer subject to Rule 13e-4.

☐           Going-private transaction subject to Rule 13e-3.

☐           Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Avantax, Inc., a Delaware corporation formerly known as Blucora, Inc. (the “Company”), to purchase for cash up to $250,000,000 of its common stock, $0.0001 par value per share (the “shares”), at a price per share of not less than $27.00 and not more than $31.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “tender offer.” Additional documents relating to the tender offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and a(1)(vi). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.                             Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.                             Subject Company Information.

(a) The name of the issuer is Avantax, Inc. (formerly known as Blucora, Inc.). The address and telephone number of the Company’s principal executive office is set forth under Item 3.

(b) Reference is made to the information set forth in the Offer to Purchase under “Introduction,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.                             Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is 3200 Olympus Blvd, Suite 100, Dallas, Texas 75019, and its telephone number is (972) 870-6400. Its internet address is www.avantax.com. Unless expressly stated otherwise, the information contained on our website or connected to our website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.                             Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”); Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”); Section 13 (“Material U.S. Federal Income Tax Consequences”);

Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and Section 16 (“Miscellaneous”).

(b) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 5.                             Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 6.                             Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 7.                             Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”), which is incorporated herein by reference.

Item 8.                             Interest in Securities of the Subject Company.

Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 9.                             Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Dealer Manager; Depositary”), which is incorporated herein by reference.

Item 10.                           Financial Statements.

(a) and (b) Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Item 11.                           Additional Information.

(a) Reference is made to the information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”), which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.                         Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated January 27, 2023.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated January 27, 2023.
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated January 27, 2023.
(a)(1)(vi)*	Summary Advertisement in The New York Times, dated January 27, 2023.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing the Tender Offer, dated January 27, 2023.
(b)(i)	Restatement Agreement, dated January 24, 2023, among Blucora, Inc., as borrower, and certain of its subsidiaries, as guarantors, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 24, 2023).
(d)(i)	Restated 1996 Flexible Stock Incentive Plan, as amended and restated effective as of June 5, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on September 8, 2014).
(d)(ii)	Blucora, Inc. 2015 Incentive Plan, as amended and restated (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Form DEF 14A, filed on April 25, 2016).
(d)(iii)	Form of Blucora, Inc. 2015 Incentive Plan Nonqualified Stock Option Grant Notice (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on July 30, 2015).
(d)(iv)	Form of Blucora, Inc. 2015 Incentive Plan Restricted Stock Unit Grant Notice (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on July 30, 2015).
(d)(v)	Form of Nonqualified Stock Option Agreement for Executive Officers under the Blucora, Inc. 2015 Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 23, 2018).
(d)(vi)	Form of Time-Based Restricted Stock Unit Agreement for Executive Officers under the Blucora, Inc. 2015 Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 23, 2018).

(d)(vii)	Form of Nonqualified Stock Option Grant Notice and Agreement for Nonemployee Directors under the Blucora, Inc. 2015 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on April 28, 2016).
(d)(viii)	Blucora, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Form DEF 14A, filed on April 19, 2018).
(d)(ix)	Amendment No. 1 to the Blucora, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Form DEF 14A, filed on April 9, 2020).
(d)(x)	Form of Nonqualified Stock Option Award Agreement for Executive Officers under the Blucora, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xi)	Form of Time-Based Restricted Stock Unit Award Agreement for Executive Officers under the Blucora, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xii)	Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers under the Blucora, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xiii)	Form of Director Restricted Stock Unit Grant Notice and Award Agreement for Initial Grants to New Directors under the Blucora, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xiv)	Form of Director Restricted Stock Unit Grant Notice and Award Agreement for Annual Grants to Directors under Blucora, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xv)	Blucora, Inc. 2016 Equity Inducement Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on January 29, 2016).
(d)(xvi)	Amendment No. 1 to Blucora, Inc. 2016 Inducement Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on October 14, 2016).
(d)(xvii)	Amendment No. 2 to the Blucora, Inc. 2016 Inducement Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 25, 2018).
(d)(xviii)	Amendment No. 3 to the Blucora, Inc. 2016 Equity Inducement Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on May 28, 2020).
(d)(xix)	Form of Restricted Stock Unit Grant Notice and Award Agreement for Initial Grants to Newly-Hired Executive Officers Under the Blucora, Inc. 2016 Equity Inducement Plan, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on October 31, 2018).
(d)(xx)	Form of Nonqualified Stock Option Grant Notice and Agreement under the Blucora, Inc. 2016 Equity Inducement Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed on May 6, 2020).
(d)(xxi)	Form of Restricted Stock Unit Grant Notice and Award Agreement under the Blucora, Inc. 2016 Equity Inducement Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 8-K, filed on February 23, 2018).
(d)(xxii)	Blucora, Inc. 2018 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 23, 2018)

(d)(xxiii)	Employment Agreement by and between Blucora, Inc. and Christopher W. Walters, dated January 17, 2020 (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K, filed on February 26, 2021).
(d)(xxiv)	Form of Employment Agreement for Executive Officers (entered into by and between the Company and Todd Mackay, effective April 20, 2020, entered into by and between the Company and Marc Mehlman, effective April 27, 2020, entered into by and between the Company and Ann Bruder, effective June 19, 2020, and entered into by and between the Company and Mr. Campbell, effective February 1, 2022) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 4, 2022).
(d)(xxv)	Blucora, Inc. Executive Change of Control Severance Plan, including the form of Participation Agreement as Appendix A thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 19, 2021).
(d)(xxvi)	Blucora, Inc., 2016 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Form DEF 14A, filed on April 25, 2016).
(d)(xxvii)	Amendment No. 1 to the Blucora, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 1, 2018).
(d)(xxviii)	Amendment No. 2 to the Blucora, Inc. 2016 Employee Stock Purchase Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Form DEF 14A, filed on April 9, 2020).
(d)(xxix)	Blucora, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on August 8, 2019).
(d)(xxx)	Blucora, Inc. Director Tax-Smart Deferral Plan (incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K, filed on March 1, 2019).
(d)(xxxi)	Blucora, Inc. Executive Officer Tax-Smart Deferral Plan (incorporated by reference to Exhibit 10.52 to the Company’s Annual Report on Form 10-K, filed on March 1, 2019).
(d)(xxxii)	First Amendment to Blucora, Inc. Director Tax-Smart Deferral Plan (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xxxiii)	First Amendment to Blucora, Inc. Executive Officer Tax-Smart Deferral Plan (incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xxxiv)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K, filed on February 28, 2020).
(d)(xxxv)	First Amendment to the Blucora, Inc. Executive Change of Control Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on May 4, 2022).
(d)(xxxvi)	Restatement Agreement, dated January 24, 2023, among Blucora, Inc., as borrower, and certain of its subsidiaries, as guarantors, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 24, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

* Filed herewith

Item 13.                         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023

AVANTAX, INC.

By:	/s/ Tabitha Bailey
Name: Tabitha Bailey
Title: Chief Legal Officer and Corporate Secretary